January 30, 2026

William G. Rice
Chairman, President and Chief Executive Officer
Aptose Biosciences Inc.
66 Wellington Street West, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6
Canada

       Re: Aptose Biosciences Inc.
           Schedule 13E-3 filed January 15, 2026
           File No. 005-49893
           Preliminary Proxy Statement on Schedule 14A filed January 15, 2026 File No. 001-32001
Dear William G. Rice:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the preliminary proxy statement, unless otherwise indicated.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed January 15, 2026
General

1.     We note the following disclosure on page 3 of the Schedule 13E-3:    No
Filing Person,
       including the Company, is responsible for the accuracy of any information supplied by
       any other Filing Person.    This statement is inconsistent with the
disclosures in the filing,
       including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.
2. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the subject company and affiliates filing a Schedule 13E-3 each state whether they believe the Rule
       13e-3 transaction is fair or unfair to unaffiliated security holders, as defined in Exchange
       Act Rule 13e-3(a)(4). We note that the Board (e.g., on page 41) instead believes that the
 January 30, 2026
Page 2

       Arrangement is fair to the Shareholders (other than Parent and its affiliates), which appears to still include certain affiliates of the Corporation, such as its directors and officers. Please revise or advise us why such current disclosure is fully responsive to the requirements of Item 1014(a).
3.     On a related note, please address how each filing person relying on
Locust Walk   s
       Fairness Opinion was able to reach its fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the Shareholders (other than Parent and its affiliates), rather than all security holders unaffiliated with the
       Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item
       1014(a) of Regulation M-A.
4. In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial
       information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our Manual of Publicly
       Available Telephone Interpretations    that is available on the
Commission   s website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per Share as of
       September 30, 2025 on page 87 of the Proxy Statement, please revise the
Schedule 13E-3
       to include the remaining information required by Item 1010(c) of Regulation M-A.
5. Please provide disclosure that is responsive to the requirements of Exchange Act Rule
       14a-5(e). See Item 1(c) of Schedule 14A.
6. Please mark the Proxy Statement and proxy card as preliminary copies. See Exchange
       Act Rule 14a-6(e)(1).
7. Please revise the proxy card to provide stockholders with the option to abstain from the vote on the Continuance Resolution and the Arrangement Resolution, or otherwise advise. See Exchange Act Rule 14a-4(b)(1). If the option to abstain is added to the proxy card, please also revise the Proxy Statement to describe the effect of an abstention on each proposal. See Item 21(b) of Schedule 14A.
Cautionary Note Regarding Forward-Looking Statements, page 12

8. The safe harbor for forward-looking statements in the Private Securities Litigation
       Reform Act of 1995 (the    PSLRA   ) does not apply to statements made
in connection
       with a going private transaction. See Exchange Act Section 21E(b)(1)(E) and Question
       117.05 of the Division of Corporation Finance   s Compliance and
Disclosure
       Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
       13E-3, dated January 26, 2009. Therefore, please delete or revise the reference to the
       PSLRA on page 12 of the Proxy Statement.
Recommendation of the Board and Transaction Committee and Reasons for the Arrangement, page 41

9. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c),
       (d) and (e) of Item 1014 are generally relevant to each filing person s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item
 January 30, 2026
Page 3

       1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-
       17719 (April 13, 1981). Please revise this section to include the factors described in paragraph (c) of Item 1014 as well as clauses (iii)-(vi) and (viii) of Instruction 2 to Item
       1014 or explain why such factors were not deemed material or relevant by the
       Transaction Committee. If the procedural safeguard in paragraph (c) of
Item 1014 was
       not considered, please explain why the Transaction Committee believes that the Rule
       13e-3 transaction is fair in the absence of such safeguard.
10. See our last comment above. Beginning on page 41 of the Proxy Statement, we note the substantive and procedural factors considered by the Transaction Committee in making its recommendation to the Board. To the extent that the Board intends to rely on the
       Transaction Committee   s analysis as opposed to providing its own
analysis that satisfies
       the disclosure obligation under Item 1014(b) of Regulation M-A, the Board must expressly adopt such analysis. See Question 20 of Exchange Act Release No. 34-17719
       (April 13, 1981). Please revise accordingly, or otherwise provide disclosure responsive to
       Item 1014(b) of Regulation M-A.
11. See our last comment above. On page 41 of the Proxy Statement, we note that the
       Transaction Committee considered Locust Walk   s Formal Valuation and
Fairness
       Opinion in formulating the Transaction Committee   s recommendation to
the Board.
       Please revise to state, if true, that the Transaction Committee ultimately adopted Locust
       Walk   s analysis and Fairness Opinion as its own. Alternatively, please briefly explain to
       us how the Transaction Committee and Board have satisfied their obligation to disclose the material factors upon which their fairness determination is based. Voting Recommendation of Parent and Purchaser, page 44

12. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the subject company and each filing person make a fairness determination. We note that the fairness determination in this section is only made by Purchaser and Parent. Please revise this section to also apply to Hanmi Science, or otherwise provide a separate fairness determination for Hanmi Science.
13. See comment 10 above. We note that Purchaser and Parent considered, but have not expressly adopted, the analysis and conclusion of the Board and Transaction Committee in reaching their fairness determination. To the extent that Purchaser and Parent intend to
       rely on the Board and Transaction Committee   s analysis as opposed to
providing their
       own analysis that satisfies the disclosure obligation under Item 1014(b) of Regulation M-
       A, Purchaser and Parent must expressly adopt such analysis. Please revise accordingly, or otherwise provide disclosure responsive to Item 1014(b) of Regulation M-A.
Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC, page 45

14.    We note the following disclosure on page 45 of the Proxy Statement:
Pursuant to the
       terms of the engagement letter with Locust Walk, as amended, Aptose has agreed to pay a work fee for the delivery of the Fairness Opinion (regardless of its conclusion) and a fixed fee for the delivery of the Formal Valuation, in each case, that is not contingent upon the completion of the Arrangement or any alternative transaction. Please quantify
       the    work fee    and    fixed fee.    See Item 1015(b)(4) of
Regulation M-A and Question
       217.01 of the Division of Corporation Finance   s Compliance and
Disclosure
 January 30, 2026
Page 4

       Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
       13E-3, dated January 26, 2009.
15. Please revise to disclose the Management Forecast reviewed and relied upon by Locust
       Walk in preparing the Formal Valuation and Fairness Opinion, as well as the underlying assumptions and limitations of the Management Forecast. See Item 9 of
Schedule 13E-3
       and Item 1015(b)(6) of Regulation M-A.
16.    Please revise the section entitled    Discounted Cash Flow Analysis
Summary,    beginning
       on page 49 of the Proxy Statement, to disclose the results of the dilution analysis and the assumptions underlying the dilution analysis, quantifying such assumptions where practicable.
17.    Please revise the section entitled    Precedent Transaction Analysis
Summary,    beginning
       on page 50 of the Proxy Statement, to disclose the data underlying the results described and to show how that information resulted in the implied values per Share disclosed. For example, please disclose (i) the precedent transactions in each category and (ii) the transaction premium relative to the 30-day VWAP for each precedent transaction.
18. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any report, whether oral or written, received from an outside party that is materially related to the Rule 13e-3 transaction. Please revise this section to summarize the Prior Valuation. To the extent that the Formal Valuation simply updates the Prior Valuation, your disclosure may summarize material differences only.
Important Information Regarding the Corporation, page 84

19. Please file the Investor Rights Agreement as an exhibit to the Schedule 13E-3. See Items
       1005(e) and 1016(d) of Regulation M-A.
20.    We note your disclosure on pages 87-88 of the Proxy Statement of the
Corporation   s net
       book value per Share and Parent   s interest in the Corporation   s
shareholders    equity,
       each as of September 30, 2025. Please disclose the effect of the Rule 13e-3 transaction
       on the affiliated filers    interest in the net book value and net
earnings of the Corporation
       in both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions